BP 3/10 *

08028715

UNITED STATES
ITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

OMB APPROVAL	
OMB Number:	3235-0123
Expires:	February 28, 2010
Estimated average burden hours per response......12.00	

ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC Mail Processing Section

FEB 29 2008

Washington, DC

SEC FILE NUMBER
8- 65525

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 1/1/07 (MM/DD/YY) AND ENDING 12/31/07 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER:

Rabo Securities USA, Inc.

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

245 Park Avenue
(No. and Street)

New York	New York	10167
(City)	(State)	(Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

Kenneth McGrory **212 808 2562**
(Area Code – Telephone No.)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM whose opinion is contained in this Report*

Ernst & Young LLP
(Name – *of individual, state last, first, middle name*)

5 Times Square	New York	NY	10036
(Address)	(City)	(State)	(Zip Code)

CHECK ONE:

- X Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions.

PROCESSED
MAR 20 2008 E
THOMSON FINANCIAL

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See section 240.17a-5(e)(2)*

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

SEC 1410 (06-02)

KJ 3/20

OATH OR AFFIRMATION

I, Kenneth McGrory, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statements and supporting schedules pertaining to the firm of Rabo Securities USA, Inc., as of December 31, 2007, are true and correct. I further swear (or affirm) that neither the Company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

Signature

President

Title

Notary Public

SHANNON L. SMITH
Notary Public State of New York
New York County
Lic. #01SM6176783
Commission Expires Nov. 5, 20 11

Statement of Financial Condition

Rabo Securities USA, Inc.
December 31, 2007
With Report of Independent Registered Public Accounting Firm

Rabo Securities USA, Inc.

Statement of Financial Condition

December 31, 2007

Contents

Ernst & Young

Ernst & Young LLP
5 Times Square
New York, New York 10036-6530

Phone: (212) 773-3000
www.ey.com

Report of Independent Registered Public Accounting Firm

To the Stockholder and Board of Directors of
Rabo Securities USA, Inc.

We have audited the accompanying statement of financial condition of Rabo Securities USA, Inc. (the "Company") as of December 31, 2007. This statement of financial condition is the responsibility of the Company's management. Our responsibility is to express an opinion on this statement of financial condition based on our audit.

We conducted our audit in accordance with auditing standards generally accepted in the United States. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the statement of financial condition is free of material misstatement. We were not engaged to perform an audit of the Company's internal control over financial reporting. Our audit included consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control over financial reporting. Accordingly, we express no such opinion. An audit also includes examining, on a test basis, evidence supporting the amounts and disclosures in the statement of financial condition, assessing the accounting principles used and significant estimates made by management, and evaluating the overall statement of financial condition presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the statement of financial condition referred to above presents fairly, in all material respects, the financial position of Rabo Securities USA, Inc. at December 31, 2007 in conformity with U.S. generally accepted accounting principles.

Ernst + Young LLP

February 27, 2008

Rabo Securities USA, Inc.

Statement of Financial Condition

December 31, 2007
(In Thousands, Except Share Amounts)

Assets	
Cash and cash equivalents	$ 61,214
Commercial paper held for own account	484,712
Receivables from brokers and dealers and clearing broker	932
Receivables from affiliates	151
Receivables from customers	318
Other assets	210
Total assets	$ 547,537
Liabilities and stockholder's equity	
Liabilities:	
Borrowings from affiliate	$ 484,621
Payables to affiliates	1,513
Payables to customers	101
Accounts payable and accrued expenses	204
Income taxes payable	6,359
	492,798
Stockholder's equity:	
Common stock (1,000 shares authorized, issued and outstanding, $.01 par value)	–
Additional paid-in capital	32,000
Retained earnings	22,739
Total stockholder's equity	54,739
Total liabilities and stockholder's equity	$ 547,537

See notes to statement of financial condition.

Rabo Securities USA, Inc.

Notes to Statement of Financial Condition

December 31, 2007
(In Thousands)

1. Organization

Rabo Securities USA, Inc. (the "Company" or "RSI") was incorporated in Delaware in 1999. The Company is an institutional brokerage and investment banking firm. The Company is engaged primarily in the business of effecting transactions in foreign equities, fixed-income sales and trading, and underwriting and private placement services. The Company is registered as a broker dealer with the Securities and Exchange Commission and the Financial Industry Regulatory Authority ("FINRA"), and commenced operations in the capacity of a broker dealer in March 2003. The Company is a wholly-owned subsidiary of Utrecht-America Holdings, Inc. (the "Parent") which is a wholly-owned subsidiary of Rabobank Nederland.

The Company clears its foreign equities brokerage business on a delivery versus payment/receipt versus payment basis through its affiliate, Cooperatieve Centrale Raiffeisen-Boerenleenbank B.A., Amsterdam Branch ("Rabobank Amsterdam Branch"), and for U.S. securities on a fully disclosed basis through Pershing LLC (the "clearing broker"). The Company earns commission income on its brokerage business. The Company has been active in the foreign equities brokerage business during 2007 and has not engaged in any client brokerage business in domestic equities.

The Company has a structured products group which engaged in sales and trading of medium term note ("MTN") debt securities. RSI acted as an advisor and placement agent in the sales of new MTN issuances by its affiliate, Rabo Financial Products B.V., and to a lesser extent, its affiliate Rabobank Utrecht. RSI ceased acting as an advisor and placement agent in the sales of new MTN issuances effective July 31, 2007. During 2007, the Company also acted as an agent in the secondary trading of MTN securities on behalf of its affiliate, Rabobank International, London Branch ("Rabobank London Branch"). The MTN securities are cleared via Pershing LLC.

The Company participates in the underwriting and private placement of U.S. debt and equity securities. RSI may participate in underwriting transactions on a best efforts or firm commitment basis and in private placement transactions as initial purchaser, principal or agent for which it earns underwriting revenue or advisory fees. RSI may also engage in sales and trading activities in support of its underwriting and private placement activities.

The Company participates in the private placement of asset backed commercial paper for Rabobank administered commercial paper programs for which it earns brokerage fees. These transactions are done with institutional clients who are also qualified institutional buyers ("QIB's") and the activity is cleared via Pershing LLC.

(In Thousands)

2. Summary of Significant Accounting Policies

The preparation of the financial statements in conformity with U.S. generally accepted accounting principles requires management to make estimates and assumptions that affect amounts reported in the financial statements and accompanying notes. Management believes that the estimates utilized in preparing its financial statements are reasonable and prudent. Actual results could differ from these estimates.

Cash equivalents are defined as short-term, highly liquid investments with a maturity of three months or less when purchased.

Receivables from affiliates include commissions due from affiliates of $17 that are denominated in a foreign currency and have been re-measured at period end exchange rates and the related gain/loss is taken through the statement of income.

On July 13, 2006, the Financial Accounting Standards Board ("FASB") released FASB Interpretation No. 48 "Accounting for Uncertainty in Income Taxes" ("FIN 48"). FIN 48 provides guidance for how uncertain tax positions should be recognized, measured, presented and disclosed in the financial statements. FIN 48 requires the evaluation of tax positions taken or expected to be taken in the course of preparing the Company's tax returns to determine whether the tax positions are "more-likely-than-not" of being sustained by the applicable tax authority. Tax positions not deemed to meet a more-likely-than-not threshold would be recorded as a tax expense in the current year. Adoption of FIN 48 was required for fiscal years beginning after December 15, 2006. On February 1, 2008, the FASB issued FSP FIN 48-2, "Effective Date of FASB Interpretation No. 48 for Certain Nonpublic Enterprises" deferring the effective date of FIN 48 for certain nonpublic enterprises until annual financial statements for fiscal years beginning after December 15, 2007. When effective, FIN 48 should be applied as of the beginning of the enterprise's fiscal year. As a result of FSP FIN 48-2, FIN 48 will be applied as of January 1, 2008. The adoption of FIN 48 is not expected to have a material impact on the Company's financial statements.

In September 2006, the FASB issued Statement of Financial Accounting Standards No.157 "Fair Value Measurements" ("SFAS 157"). SFAS 157 defines fair value, establishes a framework for measuring fair value, and expands disclosures about fair value measurements. SFAS 157 applies to reporting periods beginning after November 15, 2007. The adoption of SFAS 157 is not expected to have a material impact on the Company's financial statements.

(In Thousands)

2. Summary of Significant Accounting Policies (continued)

In February 2007, the FASB issued Statement of Financial Accounting Standards No. 159 "The Fair Value Option for Financial Assets and Financial Liabilities" ("SFAS 159"). SFAS 159 provides entities with an option to report selected financial assets and liabilities at fair value and to provide additional information that will help investors and other users of financial statements to understand more easily the effect on earnings of the entity's choice to use fair value. It also requires entities to display the fair value of those assets and liabilities for which the entity has chosen to use fair value on the face of the statement of financial condition. The adoption of SFAS 159 is not expected to have a material impact on the Company's financial statements.

3. Receivables from Brokers and Dealers and Clearing Broker

Receivables from brokers and dealers represent net underwriting fees receivable. The Company conducts underwriting business with brokers and dealers that are members of FINRA and the major securities exchanges. Receivables from clearing broker represents brokerage fees receivable from Pershing LLC related to the Company's commercial paper business.

4. Concentration of Credit Risk

At December 31, 2007, the financial instruments that potentially subject the Company to concentration of credit risk are primarily cash, which is on deposit with one financial institution, cash equivalent which is invested in a money market fund, and commercial paper issued by a related party.

RSI entered into a $5,000,000 revolving finance facility dated March 14, 2005 (the "Facility") with Cooperatieve Centrale Raiffeisen-Boerenleenbank B.A., Grand Cayman Branch ("Rabobank Grand Cayman Branch"). Under the Facility, Rabobank Grand Cayman Branch must furnish RSI with an equity commitment guaranteeing that Rabobank Grand Cayman Branch will forgive its related loans to RSI by making an equity contribution to the Company, in an amount equal to the market value of any affiliate debt instruments, including $484,712 of commercial paper owned at December 31, 2007, if not redeemed when presented for payment.

(In Thousands)

5. Transactions with Customers

The Company has agreed to indemnify the clearing broker for losses that it may sustain from the customer accounts introduced by the Company. At December 31, 2007, there were no amounts to be indemnified to the clearing broker for these customer accounts.

Amounts receivable from customers at December 31, 2007 represent securities failed to deliver of $318 resulting from securities failed to receive from the Company's affiliate clearing broker. Amounts payable to customers at December 31, 2007 represent securities failed to receive of approximately $101 resulting in securities failed to deliver to the Company's affiliate clearing broker. The risk of loss associated with these transactions is dependent upon the customer and the affiliate clearing broker fulfilling their obligations. The transactions outstanding at December 31, 2007 settled at their contractual amounts subsequent to year end.

6. Income Taxes

The Company is included in the consolidated federal income tax return filed by the Parent. The Company is included in the combined New York State and New York City income tax return filed by the Parent and certain other subsidiaries of the Parent. The income tax provision has been calculated in these financial statements on a stand-alone basis using separate entity income at the effective rate of the Company.

The Company's income tax provision is computed in accordance with a Tax Sharing Agreement between the Parent and its subsidiaries. The Parent pays taxes on the Company's behalf and, therefore, income taxes payable in the statement of financial condition represents an inter-company payable.

As of December 31, 2007, the Company did not separately state its deferred tax amounts as there were no significant temporary differences.

7. Benefits

An affiliate provides certain noncontributory medical, dental and life insurance benefits for eligible employees. Eligible employees of the Company also participate in the affiliate's noncontributory defined benefit pension plan under which benefits are based on employee career employment compensation.

An affiliate also has a 401(k) plan in which eligible employees of the Company may participate.

(In Thousands)

8. Net Capital Requirements and Other Regulatory Requirements

The Company is subject to the net capital requirements of FINRA and the Uniform Net Capital requirements of the Securities and Exchange Commission (the "Commission") under Rule 15c3-1. FINRA and the Commission requirements also provide that equity capital may not be withdrawn or cash dividends paid if certain minimum net capital requirements are not met. The Company has elected to use the alternative method, as permitted by the Rule, which requires that the Company maintain minimum net capital, as defined, equal to the greater of $250 or 2% of aggregate debit items arising from customer transactions, as defined.

The Company is exempt from the provisions of Rule 15c3-3 under paragraph (k) (2) (ii) for all domestic transactions cleared through another broker-dealer on a fully-disclosed basis and under paragraph (k) (2) (i) for all foreign transactions cleared on a delivery versus payment/receipt versus payment basis.

At December 31, 2007, the Company had net capital of approximately $53,197, which was $52,947 in excess of the amount required to be maintained at that date.

9. Financial Instruments

Substantially all of the Company's financial instruments are carried at fair value or amounts approximating fair value.

10. Related Party Transactions

The Company receives overhead services pursuant to a service level arrangement with the Company's affiliate, Rabobank International, New York Branch ("Rabobank New York Branch"), dated January 1, 2006. Amounts owed to Rabobank New York Branch relating to the service level arrangement and other expenses paid on behalf of the Company are $1,104 and are included in payables to affiliates in the statement of financial condition.

The Company records all of its legal expenses and, pursuant to a service level agreement with the Company's affiliate, Rabobank Amsterdam Branch, is subsequently reimbursed for all expenses attributed to the foreign equities brokerage business. There were no unpaid balances resulting from this activity as of December 31, 2007.

(In Thousands)

10. Related Party Transactions (continued)

In the foreign equities brokerage business, the Company acts as agent between its affiliate, Rabobank Amsterdam Branch, and the Company's clients, in foreign equity securities transactions with customers. Balances resulting from such transactions are included in receivables from affiliates and approximate $50 at December 31, 2007.

The Company has a structured products group which engaged in sales and trading of medium term note ("MTN") debt securities. RSI acted as an advisor and placement agent in the sales of new MTN issuances by its affiliate, Rabo Financial Products B.V., and to a lesser extent, its affiliate Rabobank Utrecht. RSI ceased acting as an advisor and placement agent in the sales of new MTN issuances effective July 31, 2007. During 2007, the Company also acted as an agent in the secondary trading of MTN securities on behalf of its affiliate, Rabobank London Branch. The MTN securities are cleared via Pershing LLC. The debt securities issued by RSI's affiliates were guaranteed by Rabobank New York Branch. There is currently minimal secondary trading activity conducted by RSI on a riskless principal basis on behalf of the trading desk at Rabobank London Branch. At December 31, 2007, there were no balances resulting from such transactions and there were no outstanding medium term notes held by RSI.

The Company acts as a placement agent of commercial paper issued by Rabobank administered commercial paper programs. Additionally, the Company held overnight asset backed commercial paper purchased from affiliates during the year. At December 31, 2007, RSI owned $484,712 of commercial paper issued by one of the Rabobank administered commercial paper programs.

The Company had borrowed funds during the year from its affiliate, Rabobank Grand Cayman Branch, under a $5,000,000 revolving finance facility agreement dated March 14, 2005. The interest rate charged under the Facility is based on the Company earning a nominal spread on the corresponding affiliate debt instruments. At December 31, 2007, there was an outstanding borrowed balance of $484,621 with such affiliate. Under the Facility, Rabobank Grand Cayman Branch must furnish RSI with an equity commitment guaranteeing that Rabobank Grand Cayman Branch will forgive its related loans to RSI by making an equity contribution to the Company, in an amount equal to the market value of any affiliate debt instruments, including $484,712 of commercial paper owned at December 31, 2007, if not redeemed when presented for payment.

(In Thousands)

10. Related Party Transactions (continued)

The Company has, under two revolving subordinated loan agreements approved by FINRA, the ability to borrow $300,000 from its affiliate, Rabobank Grand Cayman Branch, at an interest rate based on the one month LIBOR rate. This amount is the result of an increase of $200,000 effective May 15, 2007 due to an additional agreement which has been approved by FINRA. The additional revolver was put into place in anticipation of increased underwriting activity and the potential for the Company to be involved in a more significant co-manager role than in previous transactions. Both agreements expire in March 2009. At December 31, 2007, there was no indebtedness under these revolving subordinated loan agreements.

Receivables from affiliates on the statement of financial condition includes amounts receivable from clearing broker, Rabobank Amsterdam Branch, which represents securities failed to deliver of approximately $101 resulting from securities failed to receive from customers at December 31, 2007. Payable to such affiliate represents securities failed to receive of approximately $318 resulting in securities failed to deliver customers at December 31, 2007. The risk of loss associated with these transactions is dependent upon the customer and the affiliate clearing broker fulfilling their obligations. The transactions outstanding at December 31, 2007 settled at their contractual amounts subsequent to year end.

END